

Mail Stop 3720

January 26, 2010

James N. Hauslein
Chairman and Chief Executive Officer
Atlas Acquisition Holding Corp.
c/o Hauslein & Company, Inc.
11450 SE Dixie Highway, Suite 106
Hobe Sound, FL 33455

       Re: Atlas Acquisition Holdings Corp.
        Definitive Merger Proxy Statement on Schedule 14A
        File No. 001-33927
        Filed January 26, 2010

Dear Mr. Hauslein:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

/s Kathleen Krebs, for
Larry Spirgel
Assistant Director

Cc: Brian Blaney, Esq. (via facsimile)